UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 25 November, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 21 November 2024: Grant and acceptance of share awards by an executive director of Sasol Limited and directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

GRANT AND ACCEPTANCE OF SHARE AWARDS BY AN EXECUTIVE DIRECTOR OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), it is hereby announced that an executive director of Sasol Limited and directors of major subsidiaries, have been granted, and have accepted, conditional share awards in terms of Sasol's 2022 long-term incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following on-appointment awards made on 15 November 2024 in accordance with the rules of the Plan. The vesting of the awards will be subject to service conditions and, on performance shares, the achievement of corporate performance targets approved by the Board.

All prescribed officers and executive directors of Sasol Limited must meet minimum shareholding requirements.

The rules of the Plan are available on the Sasol website at www.sasol.com.

Award date:	15 November 2024
Acceptance date:	25 November 2024
Vesting periods:	a: In respect of performance shares (70% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (30% of the award): 100% after 5 years b: 100% after 3 years 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3-year performance period
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Award (Number of shares)	Total value of the transaction (ZAR)[2]
Bruns, WP[a]	Sasol Limited: Director Sasol Oil (Pty) Limited: Director Sasol South Africa Limited: Director	110 950	10 374 935
Masangane, PC[b]	Sasol Oil (Pty) Limited: Director	1 004	93 884

Note 1 Strike price per share is nil. The shares were awarded at R93,51 being the closing price on 14 November 2024.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

21 November 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 November 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary